INTERNATIONAL KRL RESOURCES CORP.

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of International KRL Resources Corp. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on November 16, 2007 (the “Meeting”), at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Trust Company, 100 University Avenue, 9th Floor, Toronto ON, M5J 2Y1 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy. The persons named in the proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)	in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)	be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)	more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies. If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On October 18, 2007, the Company had 66,236,641 common shares outstanding. All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on October 18, 2007, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors of the Company is currently set at five. Shareholders will be asked at the meeting to pass an ordinary resolution to fix the number of directors at five.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held (1)
Seamus Young President, Chief Executive Officer, Director Canada	Self-employed mining exploration contractor; President of Donegal Developments Ltd., a non-reporting B.C. company	May 1991	1,312,197

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held (1)
Mike Muzylowski (2) Director Canada	self-employed businessman	Nov. 1990	233,800
Judith T. Mazvihwa Director, CFO (2) Canada	Consulting geologist, previously a mine geologist for Casmyn Mining Private Ltd.	Nov. 2003	52,000
F. Charles Vickers (2) Director USA	Certified Public Accountant, President of Greyling Investments, Inc., director of Innova Exploration Ltd.	July 2005	1,500,000 (3)
Clifford H. Frame Director, Managing Director Canada	Professional Engineer, senior management positions with several Canadian mining corporations	Aug. 2005	55,000 (4)

(1)	includes direct and beneficial holdings.
(2)	member of the audit committee of the Company.
(3)	held by Greyling Investments, Inc., a non-reporting corporation controlled by Mr. Vickers;
(4)	held by 1047195 Ontario Inc. a corporation controlled by Mrs. Frame.

EXECUTIVE COMPENSATION

Interpretation

BC Form 51-102F6 of the Securities Act (British Columbia) defines “Executive Officer” to mean the Chairman and any Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

"executive officer" of an issuer for a financial year, means an individual who at any time during the year was,

(a)	the chair of the issuer, if that individual performed the functions of the office on a full- time basis,

(b)	a vice-chair of the issuer, if that individual performed the functions of the office on a full- time basis,

(c)	the president of the issuer,

(d)	a vice-president of the issuer in charge of a principal business unit, division or function such as sales, finance or production, or

(e)	an officer of the issuer or any of its subsidiaries or any other person who performed a policy-making function in respect of the issuer,

whether or not the individual was also a director of the issuer or any of its subsidiaries;

Summary Compensation Table

The number of current Executive Officers of the Company is two, namely Seamus Young, the President and CEO, and Judith Mazvihwa, the CFO.

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $150,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Seamus Young, President and CEO	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	950,000 750,000 200,000	Nil Nil Nil	Nil Nil Nil	$120,000 (1) $78,142 (1) $63,600(1)
Judith Mazvihwa CFO	2007 2006 2005	$36,417 $32,048 $28,900	Nil Nil Nil	Nil Nil Nil	500,000 500,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	consulting fees paid to T-Bags Management Inc., a non-reporting company controlled by Seamus Young.

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company, except for the following agreements with certain members of management or related entities that were in effect during the financial year ended May 31, 2007:

(a)	T-Bags Management Inc., a non-reporting company controlled by Seamus Young, entered into an agreement dated January 1, 2006 to provide management consulting services for a term of three years for the sum of $10,000 per month. In the event of termination without cause, the Company shall pay severance equal to the number of months remaining under the term of the agreement, multiplied by the compensation rate at the date of termination; and

(b)	Judith Mazvihwa is employed to provide 50% of her available working time to the Company in consideration for a salary of $50,000 per year.

Options and Stock Appreciation Rights (SARS)

The Company has an incentive stock option plan under which stock options are granted. Stock options have been determined by the Company’s directors and are only granted in compliance with applicable laws and regulatory policy. The policies of the TSX Venture Exchange (“TSX-V’) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. The TSX-V also requires annual approval of option plans by shareholders. The Company will propose that the option plan be ratified and approved by shareholders at the meeting.

The following table sets forth options granted to Named Executive Officers of the Company during the most recently completed financial year ended May 31, 2007:

Option/SAR Grants during the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/security)	Expiration Date
Seamus Young	200,000	21%	$0.38	$66,000	23 March 2009
Judith Mazvihwa	250,000	26%	$0.38	$82,500	23 March 2009

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Named Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired or Exercised	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at May 31, 2007	Value of Unexercised in- the-Money Options/SARs at May. 31, 2007 (2)
Seamus Young	200,000	$1,000	750,000	$2,500
Judith Mazvihwa	250,000	$13,750	250,000	$0

(1)	“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)	This represents the closing price of the Company’s shares on the Exchange (being $0.24) on the last day the shares traded on or before May 31, 2007 less the per option exercise price.

Option and SAR Repricings

None of the outstanding options were re-priced during the most recently completed financial year ended May 31, 2007.

Directors

The Company has granted the following incentive stock options to directors, officers, consultants and employees of the Company during the Company’s most recently completed financial year:

Number Granted	Exercise Price per Share	Date of Grant
250,000	$0.45	31 July 2006
100,000	$0.25	18 Sept 2006
600,000	$0.38	23 March 2007

Compensation and Nominating Committee and Report on Executive Compensation

The compensation and nominating committee of the board of directors is comprised of Charles Vickers, Mike Muzylowski and Clifford H. Frame.

The compensation of executive officers is composed primarily of two elements: namely a consulting fee and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options the compensation and nominating committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

Refer to the section entitled “Summary Compensation Table” for details of management compensation payable during the current fiscal year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, and proposed nominee for election as a director or associate of any such person.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

The Company will move to re-appoint Manning Elliott LLP, Chartered Accountants, of Vancouver, British Columbia as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company’s general approach to corporate governance, summarized below as required by Form 58-101F2, is appropriate and substantially consistent with objectives reflected in National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”).

Board of Directors

The Guidelines recommend that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the issuer. A “material relationship” means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. Refer to section 1.4 of Multilateral Instrument 52-101 Audit Committees (“MI 52-101”), for further clarification of the meaning of “independence” and “material relationship”.

The Board is currently composed of five directors, three of whom (F. Charles Vickers, Mike Muzylowski and Clifford H. Frame) are “independent”, as such term is defined in MI 52-101. The remaining directors are not considered to be “independent” since they serve as executive officers of the Company.

Directorships

The following directors are presently directors of the other reporting issuers listed below:

Director	Reporting Issuer
Seamus Young	Logan Resources Ltd., American Creek Resources Ltd.
Judith Mazvihwa	Logan Resources Ltd.
F. Charles Vickers	Logan Resources Ltd., Innova Exploration Ltd., Silvermet Inc.
Clifford H. Frame	Logan Resources Ltd., Silvermet Inc.
Mike Muzylowski	Austin Developments Corp., Napier Environmental Technologies Inc., Diamondex Resources Ltd., American Creek Resources Inc., New Gold Inc., Callinan Mines Ltd., Vangold Resources Ltd.

Orientation and Continuing Education

The Board has adopted a Corporate Governance Manual, which provides for organizing, reviewing and recommending education policies relating to the directors and management of the Company.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct Ethics which applies to all directors, officers, employees and consultants, and prescribes a high standard ethical conduct in all dealings related to the affairs of the Company.

Nomination of Directors

The Board has formed the Compensation and Nominating Committee, which is comprised of F. Charles Vickers, Clifford H. Frame and Mike Muzylowski, all of whom are independent directors, which is responsible for, among other things, undertaking an annual review of the efficiency of the organizational structure, identifying candidates for election to the Board and/or committees, and reviewing succession practices for management.

Compensation

The Compensation and Nominating Committee is also responsible for undertaking an annual review of compensation for management and for directors who serve on committees, developing compensation guidelines for management, administration of the incentive stock option plan and reporting to the Board on its activities and recommendations.

Other Board Committees

The Board has formed two committees, being the Audit Committee and the Compensation and Nominating Committee.

Assessments

The Compensation and Nominating Committee is responsible for assessing the adequacy and efficiency of the organizational structure of the Company, and for making recommendations to the Board regarding corporate goals and objectives and the performance of management.

AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

A summary of the responsibilities and activities and the membership of the Audit Committee (the “Committee”) is set out below, as required by Form 52-110F2. The Charter of the Audit Committee is attached as Schedule “A”.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Judith T. Mazvihwa	not independent(1)	financially literate(1)
Chairman
F. Charles Vickers	independent(1)	financially literate(1)
Mike Muzylowski	independent(1)	financially literate(1)

(1) As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (de minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services as described below under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years for audit fees and non-audit services are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
May 31, 2007	$24,000	Nil	Nil	Nil
May 31, 2006	$33,576	Nil	Nil	Nil
May 31, 2005	$18,000	Nil	Nil	Nil

(1)	fees for 2007 are estimates only, as invoice has not been received.

(2)	audit fees include preparation of tax returns and US GAAP disclosure.

Exemption

The Company is relying on the exemption from full compliance with MI 52-110 granted for Venture Issuers under Part 6 of Multilateral Instrument 52-110.

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements the Meeting will be asked to consider the following items:

(a)	Incentive Share Option Plan

The Company wishes to renew the existing Incentive Share Option Plan (the “Plan”) for directors, officers, employees and consultants of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time. Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate. Some of the significant terms of the Plan are as follows:

1.	Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2.	The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.	While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V. At such time as the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.	Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V. At such time as the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of 10 years from the date of grant.

5.	Options will vest at the discretion of the board of directors.

6.	All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Incentive Share Option Plan (the “Plan”), as described in the Company’s Information Circular dated October 18, 2007, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit, provided, however, that the aggregate number of shares of the Company subject to options under this Plan shall not exceed 10% of the issued and outstanding common shares or such greater number as may be approved from time to time by the shareholders of the Company. Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange or the TSX Exchange at such time as the Company’s common shares are listed on such exchange, which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company.

(b)	Other Business

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting. However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgement of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, BC this 18th day of October, 2007

ON BEHALF OF THE BOARD

“Seamus Young”
Seamus Young, President and CEO

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

1.	MANDATE

The primary mandate of the audit committee (the “Audit Committee”) of the Board of Directors the Company (the “Board”) is to assist the Board in overseeing the Company’s financial reporting and disclosure. This oversight includes:

(a)	reviewing the financial statements and financial disclosure that is provided to shareholders and disseminated to the public;

(b)	reviewing the systems of internal controls to ensure integrity in the financial reporting of the Company; and

(c)	monitoring the independence and performance of the Company’s external auditors and reporting directly to the Board on the work of the external auditors.

2.	COMPOSITION AND ORGANIZATION OF THE COMMITTEE

2.1	The Audit Committee must have at least three directors.

2.2	The majority of the Audit Committee members must be independent. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer. A material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.[1]

2.3	Every Audit Committee member must be financially literate. Financial literacy is the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.[2]

2.4	The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms. Members may serve for consecutive terms.

2.5	The Board will also appoint a chair of the Audit Committee (the “Chair of the Audit Committee”) for a one year term. The Chair of the Audit Committee may serve as the chair of the committee for any number of consecutive terms.

2.6	A member of the Audit Committee may be removed or replaced at any time by the Board. The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3.	MEETINGS

3.1	The Audit Committee will meet at least four (4) times per year. Special meetings may be called by the Chair of the Audit Committee as required.

3.2	Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

[1]	Multilateral Instrument 52-110 Audit Committees section 1.4
[2]	Multilateral Instrument 52-110 Audit Committees section 1.5

3.3	Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

3.4	The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to Audit Committee members for members to have a reasonable time to review the materials prior to the meeting.

3.5	Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee. Minutes of each meeting must be distributed to members of the Board, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

4.	RESPONSIBILITIES OF THE COMMITTEE

4.1	The Audit Committee will perform the following duties:

External Auditor

(a)	select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements;

(b)	evaluate, prior to the annual audit by external auditors, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditors and recommend such payment to the Board;

(c)	obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

(d)	recommend to the Board, if necessary, the replacement of the external auditor;

(e)	meet at least annually with the external auditors, independent of management, and report to the Board on such meetings;

(f)	pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

Financial Statements and Financial Information

(g)	review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

(h)	review and discuss with management, the quarterly financial statements and recommend their approval by the Board;

(i)	review and recommend to the Board for approval the financial content of the annual report;

(j)	review the process for the certification of financial statements by the Chief Executive Officer and Chief Financial Officer;

(k)	review the Company’s management discussion and analysis, annual and interim earnings or financial disclsosure press releases, and audit committee reports before the Company publicly discloses this information;

(l)	review annually with external auditors, the Company’s accounting principles and the reasonableness of managements judgments and estimates as applied in its financial reporting;

(m)	review and consider any significant reports and recommendations issued by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditors have been implemented;

Risk Management, Internal Controls and Information Systems

(n)	review with the external auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

(o)	review adequacy of security of information, information systems and recovery plans;

(p)	review management plans regarding any changes in accounting practices or policies and the financial impact thereof;

(q)	review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

(r)	discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure;

(s)	assisting management to identify the Company’s principal business risks;

(t)	review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board;

Other

(u)	review Company loans to employees/consultants; and

(v)	conduct special reviews and/or other assignments from time to time as requested by the Board.

5.	PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

5.1	The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

5.2	The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees.

6.	REPORTING

The Audit Committee will report to the Board on:

(a)	the external auditor’s independence;

(b)	the performance of the external auditor and the Audit Committee’s recommendations;

(c)	regarding the reappointment or termination of the external auditor;

(d)	the adequacy of the Company’s internal controls and disclosure controls;

(e)	the Audit Committee’s review of the annual and interim financial statements;

(f)	the Audit Committee’s review of the annual and interim management discussion and analysis;

(g)	the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(h)	all other material matters dealt with by the Audit Committee.

7.	AUTHORITY OF THE COMMITTEE

7.1	The Audit Committee will have the resources and authority appropriate to discharge its duties and responsibilities. The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management.

7.2	The external auditor will report directly to the Audit Committee.

SCHEDULE B

ORDINARY RESOLUTION OF THE SHAREHOLDERS
OF INTERNATIONAL KRL RESOURCES CORP.
(the “COMPANY”)

WHEREAS:

(a) The Company owns 10,000,000 common shares in the capital of Golden Harp Resources Inc. (the “Golden Harp Shares”) which Golden Harp Shares were received by the Company as consideration for the transfer of certain mineral claims and leases (the “Copper Hill Property”) to Golden Harp;

(b) the Company proposes to distribute all of the Golden Harp Shares that it owns (the “Return of Capital Shares”) to shareholders of the Company pro rata based on the respective numbers of Common shares in the capital of the Company held by such shareholders as of the Return of Capital Record Date (hereinafter defined);

(c) the Reduction of Stated Capital will be an amount equal to the aggregate fair market value of the Return of Capital Shares, (the “Reduction of Capital Amount”), as more fully described in the management proxy circular of the Company dated 30 October, 2006;

(d) in accordance with the requirement of the TSX Venture Exchange, the Company’s Shareholders must authorize by Ordinary Resolution the disposition of the Copper Hill Property by way of distribution of the Golden Harp Shares to Shareholders of the Company as a return of Capital, and

(e) the Business Corporations Act S.B.C. 2002 C.57 provides that the Company may reduce its stated capital if the reduction of stated capital is approved by the Supreme Court of British Columbia; and

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(1)	Subject to the approval of the Supreme Court of British Columbia (the “Court”), a reduction in the stated capital of the Company by an amount equal to the Reduction of Capital Amount through the distribution of the Return of Capital Shares to shareholders of the Company of record as of the close of business on the 7th trading day after the day on which the Stated Capital Reduction is approved by the Court (“Return of Capital Record Date”) be authorized and approved;

(2)	any one director or officer of the Company be and is hereby authorized and directed, for and in the name and on behalf of the Company, to execute (whether under the corporate seal of the Company or otherwise) and deliver all such certificates, instruments, waivers, consents, applications, agreements, amendments and other documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to, and to carry out the intent of, the foregoing paragraph of this resolution and the matters contemplated thereby, such determination to be evidenced conclusively by the execution and delivery of any such document or the taking of any such other act or thing by any director or officer of the Company; and

(3)	notwithstanding that this ordinary resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time before it is acted upon, and to determine not to proceed with the reduction of its stated capital without further approval of the shareholders of the Company.